UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Cellular Dynamics International, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

15117V109

(CUSIP Number)

Jonathan D. Wasserman, Esq.

Equity Group Investments

2 North Riverside Plaza, Suite 600

Chicago, Illinois 60606

312-466-3505

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 30, 2013

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 15117V109	13D	Page 2 of 9

1.	Name of Reporting Persons. EGI-Fund (08-10) Investors, L.L.C.
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power – 0
	8.	Shared Voting Power – 394,478
	9.	Sole Dispositive Power – 0
	10.	Shared Dispositive Power – 394,478
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 394,478
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.5% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 15,734,749 shares of Common Stock outstanding on July 30, 2013, based on the Issuer’s Prospectus dated July 24, 2013.

CUSIP No. 15117V109	13D	Page 3 of 9

1.	Name of Reporting Persons. EGI-Fund (11-13) Investors, L.L.C.
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power – 0
	8.	Shared Voting Power – 587,666
	9.	Sole Dispositive Power – 0
	10.	Shared Dispositive Power – 587,666
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 587,666
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.7% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 15,734,749 shares of Common Stock outstanding on July 30, 2013, based on the Issuer’s Prospectus dated July 24, 2013.

CUSIP No. 15117V109	13D	Page 4 of 9

1.	Name of Reporting Persons. Chai Trust Company, LLC
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power – 0
	8.	Shared Voting Power – 982,144
	9.	Sole Dispositive Power – 0
	10.	Shared Dispositive Power – 982,144
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 982,144
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.2% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 15,734,749 shares of Common Stock outstanding on July 30, 2013, based on the Issuer’s Prospectus dated July 24, 2013.

CUSIP No. 15117V109	13D	Page 5 of 9
ITEM 1.	Security of the Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (“Common Stock”), of Cellular Dynamics International, Inc., a Wisconsin corporation (the “Issuer ). The Issuer’s principal executive office is located at 525 Science Drive, Madison, Wisconsin 53711.

ITEM 2.	Identity and Background.

(a-c)	This Schedule is being filed by the following beneficial owners of Common Stock: EGI-Fund (08-10) Investors, L.L.C., a Delaware limited liability company (“EGI 08-10”); EGI-Fund (11-13) Investors, L.L.C., a Delaware limited liability company (“EGI 11-13”) and Chai Trust Company, LLC, an Illinois limited liability company (“Chai Trust”). EGI 08-10, EGI 11-13 and Chai Trust are sometimes collectively referred to herein as the “Reporting Persons”. The principal business of each Reporting Person is investments.

The officers of EGI 08-10 and EGI 11-13 are as follows:

Samuel Zell	President. Mr. Zell is the Chairman of the Equity Group Investments division of Chai Trust (“EGI”).

William C. Pate	Vice President. Mr. Pate is Co-President of EGI.

Philip G. Tinkler	Vice President and Treasurer. Mr. Tinkler is Chief Financial Officer and Chief Operating Officer of EGI.

Jonathan D. Wasserman	Vice President and Secretary. Mr. Wasserman is Chief Legal Officer of EGI.

Chai Trust is the non-member manager of EGI 08-10 and the managing member of EGI 11-13. The officers of Chai Trust are as follows:

Donald J. Liebentritt	President and a Senior Managing Director of Chai Trust.

Kellie Zell	Senior Managing Director of Chai Trust. Ms. Zell also works as a homemaker.

JoAnn Zell	Senior Managing Director of Chai Trust. Mrs. Zell is a physician.

Matthew Zell	Senior Managing Director of Chai Trust. Mr. Zell is a Managing Director of EGI.

Robert M. Levin	Senior Trust Officer and a Senior Managing Director of Chai Trust. Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602.

James Bunegar	Vice President, Chief Operating Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is Vice President - Taxes of EGI.

Philip Tinkler	Chief Financial Officer of Chai Trust. Mr. Tinkler is Chief Financial Officer and Chief Operating Officer of EGI.

Jon Wasserman	Senior Managing Director of Chai Trust. Mr. Wasserman is Chief Legal Officer of EGI.

CUSIP No. 15117V109	13D	Page 6 of 9

The business address of Samuel Zell, William Pate, Philip Tinkler, Donald Liebentritt, Kellie Zell, JoAnn Zell, Matthew Zell, Jon Wasserman, James Bunegar and each Reporting Person is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.

(d) and (e)	No Reporting Person nor any above-listed executive officer or director of a Reporting Person has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	All of the above-listed executive officers and directors of each Reporting Person are United States citizens.

ITEM 3.	Source and Amount of Funds or Other Consideration.

As further described in Item 4 below, the Issuer conducted an initial public offering of its Common Stock (the “IPO”) which closed on July 30, 2013. The source of the funds for the purchase of Common Stock in the IPO by EGI 08-10 and EGI 11-13 was cash on hand and capital contributions.

ITEM 4.	Purpose of Transaction.

On July 30, 2013, the Issuer completed the sale of 3,486,000 shares of Common Stock in the IPO at an offering price of $12.00 per share (the “IPO Price”). EGI 11-13 purchased 40,000 shares of Common Stock at the IPO Price for an aggregate purchase price of $480,000. Along with other stockholders and affiliates of the Issuer prior to the IPO, the Reporting Persons purchased the Common Stock at the IPO Price directly from the Issuer. Immediately prior to the completion of the IPO, all 942,144 shares of preferred stock of the Issuer beneficially owned by the Reporting Persons were automatically converted on a one-for-one basis, into shares of Common Stock, in accordance with the terms of the Issuer’s sixth amended and restated articles of incorporation (the “Articles”).

The Reporting Persons currently own the Common Stock solely for the purpose of investment and intend to review this investment on a continuing basis. Depending on various factors, including but not limited to each Reporting Person’s business, financial position, strategic direction and prospects, price levels of the Common Stock, conditions of the securities markets, and general economic and industry conditions, each of the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including but not limited to changing its current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, each Reporting Person may, from time to time, acquire or cause affiliates to acquire additional Common Stock, dispose of some or all of its Common Stock (including sales pursuant to the terms of the Registration Rights Agreement described in Item 6 hereto), or continue to hold Common Stock (or any combination or derivative thereof). In addition, without limitation, the Reporting Persons, in their capacity as stockholders, may directly or indirectly engage in discussions with members of management, directors, and stockholders of the Issuer and other parties, concerning extraordinary corporate transactions (including but not limited to a merger, reorganization or liquidation) relating to the Issuer as well as concerning its business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents and agreements. As a result, the Reporting Persons may take positions with respect to and seek to influence the decision of the Board regarding the matters discussed above. Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, no Reporting Person has any present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that each Reporting Person may, at any time, review or reconsider its position with respect to the Issuer and reserves the right to develop such plans or proposals.

ITEM 5.	Interest in Securities of the Issuer.

(a) and (b)	To the best knowledge of the Reporting Persons, there were 15,734,749 shares of Common Stock outstanding on July 30, 2013, based on the Issuer’s Prospectus dated July 24, 2013.

CUSIP No. 15117V109	13D	Page 7 of 9

EGI 08-10 has shared voting and dispositive power with respect to 394,478 shares of Common Stock, or approximately 2.5% of the issued and outstanding shares of Common Stock as of July 30, 2013 and EGI 08-10 shares voting and dispositive power with Chai Trust with respect all such shares. EGI 11-13 has shared voting and dispositive power with respect to 587,666 shares of Common Stock, or approximately 37% of the issued and outstanding shares of Common Stock as of July 30, 2013, and EGI 11-13 shares voting and dispositive power with Chai Trust with respect to all such shares. As a result, Chai Trust has shared voting and dispositive power with respect to 982,144 shares of Common Stock, or approximately 6.2% of the issued and outstanding shares of Common Stock as of July 30, 2013. None of the Reporting Persons has sole voting or dispositive power with respect to any shares of Common Stock. No other person referenced in Item 2 of the Schedule 13D beneficially owns any shares of Common Stock.

(c)	Immediately prior to the completion of the IPO, all 942,144 shares of preferred stock of the Issuer beneficially owned by the Reporting Persons were automatically converted on a one-for-one basis into shares of Common Stock, in accordance with the terms of the Articles. Such Common Stock is included in the amounts of Common Stock owned by the Reporting Persons in this Schedule 13D.

(d)	No person other than the Reporting Persons has the right to receive or to direct the power to receive dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

EGI 08-10 and EGI 11-13 are among the parties to a Fourth Amended and Restated Registration Rights Agreement dated as of November 1, 2012 with the Issuer (the “Registration Rights Agreement”) whereby the Issuer agreed to provide certain registration rights to such persons and their eligible transferees. Pursuant to the Registration Agreement and subject to certain conditions, (i) a majority of the holders of registrable securities have the right to demand two registration statements starting 180 days after the effectiveness of the IPO registration statement; (ii) the holders of the registrable securities also have standard piggyback rights and (iii) any holder also has the right to request unlimited registrations on Form S-3, if the Issuer is eligible and the aggregate price would be at least $1 million. The Registration Rights Agreement contains other customary terms and conditions, including provisions regarding payment of registration expenses and indemnification. The description of the Registration Rights Agreement, contained in this Item 6 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is incorporated by reference herein.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement

Exhibit B:	Registration Rights Agreement (incorporated herein by reference to Exhibit 4.2 of the Registration Statement on S-1 filed by Cellular Dynamics International, Inc. on June 3, 2013)

CUSIP No. 15117V109	13D	Page 8 of 9

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: July 30, 2013

EGI-FUND (08-10) INVESTORS, L.L.C.
By: Chai Trust Company, LLC, its manager
EGI-FUND (11-13) INVESTORS, L.L.C.
By: Chai Trust Company, LLC, its managing member
CHAI TRUST COMPANY, LLC
Each by: /s/Philip G. Tinkler
Name: Philip G. Tinkler
Title: Chief Financial Officer

CUSIP No. 15117V109	13D	Page 9 of 9

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that the statement on Schedule 13D with respect to the Common Stock, par value $0.0001 per share, of Cellular Dynamics International, Inc., dated as of July 30, 2013 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

DATED: July 30, 2013

EGI-FUND (08-10) INVESTORS, L.L.C.
By: Chai Trust Company, LLC, its manager
EGI-FUND (11-13) INVESTORS, L.L.C.
By: Chai Trust Company, LLC, its managing member
CHAI TRUST COMPANY, LLC
Each by: /s/Philip G. Tinkler
Name: Philip G. Tinkler
Title: Chief Financial Officer